                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 14, 1997

                       Micro Focus Public Limited Company
                 (Translation of Registrant's Name into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the Registrant files or will file annual reports under the cover of Form 20-F or Form 40-F.)

      Form 20-F ___X__                                Form 40-F ______

     (Indicate  by  check  mark  whether  the   Registrant  by  furnishing   the
information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes ___X__                                      No _____

     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-795.)

Release time:
    UK: 7:30 am BST Thursday    US:  2:30 am EDT Thursday
        August 14, 1997              August 14, 1997


Please contact:

    Anthony R. Muller               US      650-843-7070
        Senior Vice President
        Chief Financial Officer
   Giles Sanderson/Edward Bridges   UK      0171-831-3113
        Financial Dynamics



Micro Focus Announces Increased Revenue Growth for Second Quarter
-----------------------------------------------------------------

London, England and Palo Alto, Calif., Aug. 14, 1997 - Micro Focus Group Plc (NASDAQ: MIFGY; London Stock Exchange: MICF) today announced net revenue for its second quarter ended July 31, 1997, of USD 37,326,000 (GBP 22,774,000) as compared to USD 28,088,000 (GBP 18,284,000) recorded in the second quarter of 1996, a 33 percent increase. Net income for the quarter was USD 2,975,000 or USD
0.18 per share (GBP 2,088,000 or 13.8 pence per share). In the second quarter of 1996 the Company incurred a net loss of USD 1,207,000 or USD 0.08 per share (GBP 801,000 or 5.3 pence per share). In the first quarter ended April 30, 1997, the Company reported net revenue of USD 30,114,000 (GBP 18,575,000) and net income of USD 2,287,000 or USD 0.15 per share (GBP 1,377,000 or 9.1 pence per share). Results for the quarter include Millennium UK Limited, a Year 2000 consulting firm, acquired at the end of the first quarter in a transaction accounted for as a purchase.

For the first six months of 1997 Micro Focus reported net revenue of USD 67,440,000 (GBP 41,349,000) which represented a 29 percent increase above the USD 52,257,000 (GBP 34,140,000) recorded for the first six months of 1996. Net income for the period was USD 5,262,000 or USD 0.33 per share (GBP 3,465,000 or 22.7 pence per share) as compared to a net loss of USD 14,302,000 or USD .94 per share (GBP 9,416,000 or 62.2 pence per share) incurred in 1996. Results for the prior year period included restructuring charges of Revenue for the quarter was 24 percent above the first quarter, seasonally the Company's lowest quarter. Product licensing revenue for the quarter was 40 percent above both the first quarter of 1997 and the second quarter of 1996.

"We are pleased with the progress the Company has made and the growth we are experiencing," said Martin Waters, President and CEO. "Our investments are beginning to provide returns and we are pleased with the market reception of SoftFactory/2000 following its introduction during the quarter. The significant growth in new license revenue for the quarter demonstrates that our strategy of providing complete solutions to our customers is being well received."

"Micro Focus' growth and improved financial results follow the changes we have continued to make in responding to customer needs", added Anthony R. Muller, Senior Vice President and Chief Financial Officer. "New products, broadening of our service offerings, the addition of many talented people, and upgrading our infrastructure have all contributed to our progress. We intend to continue to invest in moving Micro Focus forward."

The Company intends to publish its First Half Report on August 21, 1997, and distribute copies to all shareholders of record as of July 31, 1997. As a foreign private issuer in the United States, Micro Focus is not required to file quarterly reports with the U.S. Securities and Exchange Commission ("SEC"). However, beginning in June 1997, the Company began to furnish to the SEC on a voluntary basis quarterly reports on Form 6-K which include the Company's results for the applicable quarter in a format similar to that of a Form 10-Q.

Micro Focus provides tools and technology for managing enterprise computing assets. The Company's state-of-the-art programming solutions allow application developers to manage and extend their enterprise applications for developing and deploying production systems in distributed environments, moving application development and maintenance off of the mainframe, and providing solutions for reengineering systems to handle the millennium date change.

In the U.S. Micro Focus is located at 2465 East Bayshore Road, Palo Alto, California 94303 - telephone 650-856-4161. In the U.K. the Company is located at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN - telephone 01635 32646. For additional information on Micro Focus and its products, visit the Micro Focus web site at http://www.microfocus.com.

     The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act 1995: This second quarter announcement contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially include, among others, the extent to which recently released products earn rapid market acceptance with customers, the ability of Micro Focus to develop and release to the market products and services that meet the needs of the Company's customers in the highly dynamic market for application development tools, the potential need for development tools to shift based on changes in underlying technology standards coming into use, the potential for a decrease in revenue which may be caused by delays in the timing of the delivery of products or services, the effect of competitors' efforts to enter the Company's markets, and the ability of the Company to effectively manage its costs against uncertain revenue expectations. Further information on potential factors which could affect the Company's financial results are included on the Company's Form 20-F for the fiscal year ended January 31, 1997, and the Company's Form 6-K, both as filed with the SEC, as they may be updated or amended with future filings.

     The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the U.K. Companies Act 1985. The figures for the year ended January 31, 1997 are based on the audited financial statements which have been filed with the U.K. Registrar of Companies; the auditors' reports on both the U.K. and U.S. financial statements for the year ended January 31, 1997 were unqualified. Copies of the 1996 Annual Report are available upon request to the Company Secretary of Micro Focus at the Registered Office, The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, England, RG14 1QN, or on the Securities and Exchange Commission Internet web site www.sec.gov. Following established Micro Focus practice, the directors do not intend to recommend the payment of a dividend.


MICRO FOCUS GROUP PLC - 1997 SECOND QUARTER REPORT
CONSOLIDATED STATEMENTS OF INCOME - IN US FORMAT

----------------------------------------------------------------------
(Unaudited)                     Three months ended  Six months ended
in thousands of US dollars            July 31           July 31
(except per share data)            1997      1996   1997        1996
----------------------------------------------------------------------
Net revenue
 Product revenue                  22,937   16,349   39,287     29,240
 Service revenue                  14,389   11,739   28,153     23,017
----------------------------------------------------------------------
 Total net revenue                37,326   28,088   67,440     52,257
----------------------------------------------------------------------
Cost of revenue
 Cost of product revenue           2,457    2,786    4,861      4,911
 Cost of service revenue           6,192    4,907   11,145      9,600
----------------------------------------------------------------------
 Total cost of revenue             8,649    7,693   16,006     14,511
----------------------------------------------------------------------
Gross profit                      28,677   20,395   51,434     37,746
----------------------------------------------------------------------
Operating expenses
 Research and development          7,721    8,729   15,420     17,860
 Sales and marketing              14,188   11,429   24,914     23,189
 General and administrative        3,324    2,200    5,182      4,406
 Non-recurring charges                -        -        -       8,000
----------------------------------------------------------------------
 Total operating expenses         25,233   22,358   45,516     53,455
----------------------------------------------------------------------
Income (loss) from operations      3,444   (1,963)   5,918    (15,709)
Investment income                  1,031      688    1,973      1,352
Interest expense                     (34)      (4)     (37)       (17)
----------------------------------------------------------------------
Income (loss) before taxes         4,441   (1,279)   7,854    (14,374)
Income taxes                      (1,466)      72   (2,592)        72
----------------------------------------------------------------------
Net income (loss)                  2,975   (1,207)   5,262    (14,302)
----------------------------------------------------------------------
Net income (loss) per share
 (in US dollars)                    0.18    (0.08)    0.33      (0.94)
----------------------------------------------------------------------
Weighted average number of shares
 outstanding (thousands)          16,270   15,153   16,017     15,149
======================================================================


MICRO FOCUS GROUP PLC - 1997 SECOND QUARTER REPORT
CONSOLIDATED BALANCE SHEETS - IN US FORMAT

----------------------------------------------------------------------
in thousands of US dollars                         July 31 January 31
                                                    1997        1997
                                                  (unaudited)
----------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                          40,589     71,560
 Short-term investments                             35,444         -
 Accounts receivable, net                           26,616     20,275
 Inventories                                           683        774
 Prepaid expenses and other assets                   2,047      2,490
----------------------------------------------------------------------
Total current assets                               105,379     95,099
----------------------------------------------------------------------
Fixed assets:
 Property, plant and equipment, net                 34,747     32,868
 Goodwill, net                                       6,315         -
 Software product assets, net                       21,986     23,344
----------------------------------------------------------------------
Total assets                                       168,427    151,311
----------------------------------------------------------------------
Liabilities and shareholders' equity Current liabilities:
 Bank loans                                          1,620         -
 Accounts payable                                    6,151      4,886
 Accrued employee compensation
     and commissions                                 6,992      5,811
 Income taxes payable                                6,464      4,142
 Deferred revenue                                   28,509     26,635
 Other current liabilities                           9,062     11,047
----------------------------------------------------------------------
Total current liabilities                           58,798     52,521
----------------------------------------------------------------------
Long-term debt and other liabilities                    22         24
Deferred income taxes                               10,173      9,983
Shareholders' equity:
 Ordinary shares                                     2,429      2,389
 Additional paid-in capital                         31,903     27,468
 Unrealized gain on available-for-sale
         securities, net of tax                         22         -
 Treasury stock                                     (8,249)    (8,959)
 Cunulative exchange (loss)                         (2,208)    (2,391)
 Retained earnings                                  75,537     70,276
----------------------------------------------------------------------
 Total shareholders' equity                         99,434     88,783
----------------------------------------------------------------------
Total liabilities and
         shareholders' equity                      168,427    151,311
======================================================================


MICRO FOCUS GROUP PLC - 1997 SECOND QUARTER REPORT
CONSOLIDATED PROFIT AND LOSS ACCOUNT - IN UK FORMAT

----------------------------------------------------------------------
(Unaudited)                     Three months ended  Six months ended
in thousands of GB pounds             July 31           July 31
(except per share data)            1997      1996   1997        1996
----------------------------------------------------------------------
Revenue
 Product revenue                  14,007   10,625   24,106     19,076
 Service revenue                   8,767    7,659   17,243     15,064
----------------------------------------------------------------------
 Total revenue                    22,774   18,284   41,349     34,140
----------------------------------------------------------------------
Cost of revenue
 Cost of product revenue           1,433    2,013    2,917      3,222
 Cost of service revenue           3,775    3,159    6,824      6,284
----------------------------------------------------------------------
 Total cost of revenue             5,208    5,172    9,741      9,506
----------------------------------------------------------------------
Gross profit                      17,566   13,112   31,608     24,634
----------------------------------------------------------------------
Operating expenses
 Research and development          4,711    5,056    9,448     13,203
 Sales and marketing               8,648    7,081   15,254     15,771
 General and administrative        1,777    2,344    2,919      5,996
----------------------------------------------------------------------
Total operating expenses          15,136   14,481   27,621     34,970
----------------------------------------------------------------------
Operating profit/(loss)            2,430   (1,369)   3,987    (10,336)
Investment income                    707      448    1,207        884
Interest expense                     (21)      (3)     (23)       (11)
----------------------------------------------------------------------
Profit/(loss) before taxation      3,116     (924)   5,171     (9,463)
Taxation                          (1,028)     123   (1,706)        47
----------------------------------------------------------------------
Profit/(loss) after taxation       2,088     (801)   3,465     (9,416)
----------------------------------------------------------------------
Earnings/(loss) per share           13.8p   (5.3p)    22.7p    (62.2p)
======================================================================


MICRO FOCUS GROUP PLC - 1997 SECOND QUARTER REPORT
CONSOLIDATED BALANCE SHEET - IN UK FORMAT

----------------------------------------------------------------------
in thousands of GB pounds                          July 31 January 31
                                                    1997        1997
                                                  (unaudited)
----------------------------------------------------------------------
Fixed assets
 Intangible fixed assets                            13,488     14,590
 Tangible fixed assets                              21,317     20,543
 Investment                                          5,188      5,634
----------------------------------------------------------------------
Total fixed assets                                  39,993     40,767
----------------------------------------------------------------------
Current assets
 Stock                                                 419        484
 Trade debtors                                      16,329     12,672
 Other debtors and prepaid expenses                  1,256      1,556
 Cash and bank deposits                             46,646     44,725
----------------------------------------------------------------------
Total current assets                                64,650     59,437
----------------------------------------------------------------------
Creditors: amounts falling due within one year:
 Bank loans and overdrafts                             994         -
 Trade creditors                                     3,774      3,054
 Accrued employee compensation
      and commissions                                4,289      3,632
 Current corporation tax                             4,060      2,590
 Accrued expenses and
      other current liabilities                      5,552      6,904
 Deferred revenue                                   17,491     16,646
----------------------------------------------------------------------
Total current liabilities                           36,160     32,826
----------------------------------------------------------------------
Net current assets                                  28,490     26,611
----------------------------------------------------------------------
Total assets less current liabilities               68,483     67,378
Creditors: amounts falling due
      after more than one year                          14         15
Provision for liabilities and charges:
 Deferred taxation                                   6,240      6,239
----------------------------------------------------------------------
Net assets                                          62,229     61,124
----------------------------------------------------------------------
Capital and reserves
 Called up share capital                             1,541      1,517
 Share premium and other reserves                   20,777     18,071
 Profit and loss account                            39,911     41,536
----------------------------------------------------------------------
Total shareholders' funds                           62,229     61,124
======================================================================

                            ***  ENDS  ***

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  August 14, 1997            By:   /s/ Loren E. Hillberg
                                        ---------------------------------
                                        Loren E. Hillberg
                                        Vice President and General Counsel